October 9, 2009

EDGAR FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Forum Funds
File Nos. 002-67052 and 811-3023
Post-Effective Amendment No. 260

Dear Sir or Madam:

Pursuant to Section 8(c) of the Securities Act of 1933, as amended (“1933 Act”), and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Forum Funds (“Trust”) is Post-Effective Amendment No. 260 to the Trust’s currently effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The primary purpose of this filing is to register the Lou Holland Growth Fund (“Fund”) as a new series of the Registrant.  The Fund will have four classes of shares – Investor Shares, Institutional Shares, A Shares and C Shares.  A corresponding series of The Lou Holland Trust, the Lou Holland Growth Fund, is planning to reorganize into the Fund if its shareholders approve a proposed reorganization.

The Registrant has elected that this filing be effective on January 4, 2009, pursuant to Rule 485(a)(2) under 1933 Act.  If you have any questions or comments concerning the foregoing, please call me at (202) 778-9187.

Very truly yours,

/s/ Francine Rosenberger

Francine J. Rosenberger
Attachments

cc:  David Faherty
Atlantic Fund Administration